UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 2000

                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN
-------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)430-9000



Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:





George Babich                                       Peter Allman
Executive Vice President &                          Willkie Farr & Gallagher
Chief Financial Officer                             One Citicorp Center
The Pep Boys - Manny, Moe & Jack                    153 East 53rd Street
3111 West Allegheny Avenue                          New York, NY   10022-4669
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
-------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS:

      Statement of Net Assets Available for Benefits
             As of December 31, 2000                                   4

      Statement of Net Assets Available for Benefits
             As of December 31, 1999                                   5

      Statements of Changes in Net Assets Available for
             Benefits for the Years Ended December 31, 2000
             and 1999                                                  6

      Notes to Financial Statements                               7 - 11


SUPPLEMENTAL SCHEDULES:

      Schedule H, Item 4i - Schedule of Assets Held for Investment
                            Purposes as of December 31, 2000          12

      Schedule H, Item 4j - Schedule of Reportable Transactions for
                            the Year Ended December 31, 2000          13

SIGNATURE PAGE                                                        14

EXHIBIT INDEX                                                         15

INDEPENDENT AUDITORS' REPORT




The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2000, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of the net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. Such supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 21, 2001

THE PEP BOYS SAVINGS PLAN
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000
----------------------------------------------

                                                                            SUPPLEMENTAL INFORMATION
                                                                            ------------------------
                                                                                INVESTMENT FUNDS
                                                                                ----------------
                                                       STABLE        INDEX  THE PEP BOYS        INVESCO            AXP
                                                      CAPITAL       EQUITY         STOCK   TOTAL RETURN           BOND
                                                         FUND         FUND          FUND           FUND         FUND Y
                                                  -----------  -----------  ------------   ------------   ------------
ASSETS
------

INVESTMENTS:
    Stable Value Fund                             $26,318,683
    AET Equity Index II                                        $22,849,687
    The Pep Boys Stock Fund- At market                                       $13,330,772
      (Cost $46,860,811 consisting of
       6,148,880 shares and cash of $252,824)
    Invesco Total Return Fund                                                                $5,727,130
    AXP Bond Fund Y                                                                                            $634,260
    AXP Small Company Index Fund Y
    Templeton Foreign Fund (A)
    Loans to participants
                                                  -----------  -----------   -----------   ------------   ------------
      Total investments                            26,318,683   22,849,687    13,330,772      5,727,130        634,260

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contributions
    Employer Contributions
    Pending Exchanges                                 ($7,024)
                                                  -----------  -----------   -----------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $26,311,659  $22,849,687   $13,330,772     $5,727,130       $634,260
                                                  ===========  ===========   ===========   ============   ============

                                                              [RESTUBBED TABLE]

                                                    AXP SMALL       TEMPLETON
                                                     CO INDEX        FORGEIGN          LOAN
                                                       FUND Y        FUND (A)          FUND            CASH         TOTAL
                                                 ------------    ------------    -----------  -------------   -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund                                                                                          $26,318,683
    AET Equity Index II                                                                                         22,849,687
    The Pep Boys Stock Fund- At market                                                                          13,330,772
      (Cost $46,860,811 consisting of
       6,148,880 shares and cash of $252,824)
    Invesco Total Return Fund                                                                                    5,727,130
    AXP Bond Fund Y                                                                                                634,260
    AXP Small Company Index Fund Y                 $1,611,372                                                    1,611,372
    Templeton Foreign Fund (A)                                     $1,016,133                                    1,016,133
    Loans to participants                                                         $7,659,950                     7,659,950
    Cash                                                                                             $17,854        17,854
                                                 ------------    ------------   ------------   -------------   -----------
      Total investments                             1,611,372       1,016,133      7,659,950          17,854    79,165,842

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contribution                                                                        $482,696       482,696
    Employer Contribution                                                                              6,672         6,672
    Pending Exchanges                                   7,024                                        (17,854)      (17,854)
                                                 ------------    ------------   ------------   -------------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                  $1,618,396      $1,016,133     $7,659,950        $489,368   $79,637,355
                                                 ============    ============   ============   =============   ===========


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999
----------------------------------------------

                                                                            SUPPLEMENTAL INFORMATION
                                                                            ------------------------
                                                                                INVESTMENT FUNDS
                                                                                ----------------
                                                       STABLE        INDEX  THE PEP BOYS        INVESCO            AXP
                                                        VALUE       EQUITY         STOCK   TOTAL RETURN           BOND
                                                         FUND         FUND          FUND           FUND         FUND Y
                                                  -----------  -----------  ------------   ------------   ------------
ASSETS
------

INVESTMENTS:
    Stable Value Fund                             $25,114,302
    AET Equity Index II                                        $24,528,683
    The Pep Boys Stock Fund- At market                                       $18,681,287
      (Cost $40,163,851 consisting of
       2,012,461 shares and cash of $333,173)
    Invesco Total Return Fund                                                                $5,693,295
    AXP Bond Fund Y                                                                                           $239,284
    AXP Small Company Index Fund Y
    Templeton Foreign Fund (A)
    Loans to participants
                                                  -----------  -----------   -----------   ------------   ------------
      Total investments                            25,114,302   24,528,683    18,681,287      5,693,295        239,284

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contributions
    Employer Contributions

                                                  -----------  -----------   -----------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $25,114,302  $24,528,683   $18,681,287     $5,693,295       $239,284
                                                  ===========  ===========   ===========   ============   ============

                                                              [RESTUBBED TABLE]

                                                    AXP SMALL       TEMPLETON
                                                     CO INDEX        FORGEIGN          LOAN
                                                       FUND Y        FUND (A)          FUND            CASH         TOTAL
                                                 ------------    ------------    -----------  -------------   -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund                                                                                          $25,114,302
    AET Equity Index II                                                                                         24,528,683
    The Pep Boys Stock Fund- At market                                                                          18,681,287
      (Cost $40,163,851 consisting of
       2,012,461 shares and cash of $333,173)
    Invesco Total Return Fund                                                                                    5,693,295
    AXP Bond Fund Y                                                                                                239,284
    AXP Small Company Index Fund Y                   $391,617                                                      391,617
    Templeton Foreign Fund (A)                                       $484,434                                      484,434
    Loans to participants                                                         $8,614,610                     8,614,610
                                                 ------------    ------------   ------------   -------------   -----------
      Total investments                               391,617         484,434      8,614,610               0    83,747,512

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contribution                                                                        $527,473       527,473
    Employer Contribution                                                                            219,364       219,364
                                                 ------------    ------------   ------------   -------------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $391,617        $484,434     $8,614,610        $746,837   $84,494,349
                                                 ============    ============   ============   =============   ===========


See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
----------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
----------------------------------------------------------
                                                                          SUPPLEMENTAL INFORMATION
                                                                          ------------------------
                                                                               INVESTMENT FUNDS
                                                                               ----------------
                                                       STABLE       STABLE         INDEX  THE PEP BOYS       INVESCO          AXP
                                                        VALUE      CAPITAL        EQUITY         STOCK  TOTAL RETURN         BOND
                                                         FUND         FUND          FUND          FUND        FUND Y
                                                  -----------  -----------  ------------  ------------  ------------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
    JANUARY 1, 1999                               $24,723,993           $0  $19,354,727    $24,063,198    $4,957,620      $27,069

    Dividend, interest income and
      net realized gain /  (loss)                     517,541            0      283,674        522,431       355,974        6,528
    Interest on loans                                 236,931            0      134,156        150,532        46,875        2,032
                                                  -----------  -----------  ------------  ------------  ------------   ----------
NET INVESTMENT INCOME                                 754,472            0      417,830        672,963       402,849        8,560

NET UNREALIZED APPRECIATION / (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                      990,972            0    3,761,303    (12,116,741)     (434,304)      (6,406)

CONTRIBUTIONS:
    Participants                                    3,864,564            0    4,372,047      3,589,742     1,894,530      171,881
    Transfers                                        (569,757)           0      199,602        637,534        82,470       47,526
    The Pep Boys - Manny, Moe & Jack                   57,055            0            0      5,255,443             0            0



DISTRIBUTIONS                                      (3,131,440)           0   (2,551,933)    (2,808,302)     (869,506)      (9,687)

LOANS:
    New loans                                      (2,692,524)           0   (1,694,383)    (1,363,641)     (575,074)     (10,581)
    Principal repayments                            1,116,967            0      669,490        751,091       234,710       10,921

EMPLOYER AND PARTICIPANT CONTRIBUTION RECEIVABLE
    Participant Contribution                                0            0            0              0             0            0
    Employer Contribution                                   0            0            0              0             0            0
                                                  -----------  -----------  ------------  ------------  ------------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1999                              25,114,302            0   24,528,683     18,681,287     5,693,295      239,283

    Dividend, interest income and
      net realized gain / (loss)                            1            0          (50)       697,892       295,488       26,380
    Interest on loans                                 179,536       63,602      155,924        135,880        48,687        3,549
                                                  -----------  -----------  ------------  ------------  ------------   ----------
INVESTMENT INCOME                                     179,537       63,602      155,874        833,772       344,175       29,929

NET UNREALIZED APPRECIATION/(DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                    1,105,292      382,499   (2,316,656)   (14,353,519)     (505,459)       5,026

CONTRIBUTIONS:
    Participants                                    2,910,259      881,426    4,596,246      3,241,813     1,687,436      279,916
    Transfers                                     (26,552,539)  26,093,210     (792,385)       809,088      (583,139)     154,417
    The Pep Boys - Manny, Moe & Jack                        0            0            0      5,980,929             0            0
    Forfeitures                                       126,642      122,929       (1,362)      (345,535)          (20)        (589)

DISTRIBUTIONS                                      (2,603,941)  (1,062,478)  (2,967,875)    (1,704,272)     (830,906)     (63,320)

LOANS:
    New loans                                      (1,250,516)    (446,465)  (1,175,182)      (565,905)     (360,919)     (30,793)
    Principal repayments                              970,964      276,936      822,344        753,114       282,667       20,391

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE
    Participant Contribution                                0            0            0              0             0            0
    Employer Contribution                                   0            0            0              0             0            0
                                                  -----------  -----------  ------------  ------------  ------------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 2000                             $         0  $26,311,659  $22,849,687    $13,330,772    $5,727,130     $634,260
                                                  ===========  ===========  ===========   ============  ============   ==========


                                                                  [RESTUBBED TABLE]

                                                    AXP SMALL      TEMPLETON
                                                     CO INDEX        FOREIGN           LOAN
                                                       FUND Y       FUND (A)           FUND         CASH           TOTAL
                                                 ------------   ------------    -----------   ----------   -------------
NET ASSETS AVAILABLE FOR BENEFITS,
    JANUARY 1, 1999                                   $45,022        $18,459     $6,047,833     $758,901     $79,996,822

    Dividend, interest income and
      net realized gain / (loss)                       22,388         25,661              0            0       1,734,197
    Interest on loans                                   3,787          3,694              0            0         578,007
                                                 ------------   ------------    -----------   ----------   -------------
NET INVESTMENT INCOME                                  26,175         29,355              0            0       2,312,204

NET UNREALIZED APPRECIATION / (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                       20,227         40,116              0            0      (7,744,833)

CONTRIBUTIONS:
    Participants                                      242,106        112,545              0            0      14,247,415
    Transfers                                          69,292        292,233              0     (758,901)             (1)
    The Pep Boys - Manny, Moe & Jack                        0              0              0            0       5,312,498

DISTRIBUTIONS                                         (14,444)        (7,335)      (983,947)           0     (10,376,594)

LOANS:
    New loans                                         (20,475)       (18,913)      6,375,591           0               0
    Principal repayments                               23,714         17,974      (2,824,867)          0               0

EMPLOYER AND PARTICIPANT CONTRIBUTION RECEIVABLE
    Participant Contribution                               0               0               0     527,473         527,473
    Employer Contribution                                  0               0               0     219,364         219,364
                                                 ------------   ------------    ------------  ----------   -------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1999                                 391,617        484,434       8,614,610     746,837       84,494,348

    Dividend, interest income and
      net realized gain / (loss)                      192,505         41,212               0           0        1,253,428
    Interest on loans                                  10,566         11,154               0           0          608,898
                                                  ------------   ------------    ------------  ----------   -------------
NET INVESTMENT INCOME                                 203,071         52,366               0           0        1,862,326

NET UNREALIZED APPRECIATION / (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                      (94,986)       (43,833)              0           0      (15,821,636)

CONTRIBUTIONS:
    Participants                                      566,481        386,265               0    (527,473)      14,022,369
    Transfers                                         660,209        211,139               0           0                0
    The Pep Boys - Manny, Moe & Jack                        0              0               0    (219,364)       5,761,565
    Forfeitures                                           (11)           (54)              0           0          (98,000)

DISTRIBUTIONS                                         (88,739)       (88,804)      (1,662,650)         0      (11,072,985)

LOANS:
    New loans                                         (75,008)       (62,911)       3,967,699          0                0
    Principal repayments                               55,762         77,531       (3,259,709)         0                0

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE
    Participant Contribution                                0              0               0     482,696          482,696
    Employer Contribution                                   0              0               0       6,672            6,672
                                                  -----------  -------------    ------------  ----------     -------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 2000                              $1,618,396     $1,016,133      $7,659,950    $489,368      $79,637,355
                                                 ============   ============     ============  ==========    =============


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
-------------------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
--------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

     Investments
     -----------

     During 1999, certain investments in the Stable Value Fund (Group Annuity Contracts) were stated at cost, plus accrued interest. As of June 2000, all Stable Value Funds were converted to the AMEX Trust Stable Capital II Fund. This fund is stated at the fair market value based on the quoted market prices as reported on the last day of the calendar year. All of the loan fund is stated at cost plus accrued interest(see note 3). Investments in all other funds are stated at fair value based on quoted market prices as reported on the last business day of the calendar year.

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of the Pep Boys Savings Plan (the "Plan"), provides general information only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan was established on September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee's anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Participant's contributions, made through salary reduction, may be any whole percentage from 1% to 15% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Participant contributions to the Plan, up to $10,500 during 2000 and up to $10,000 during 1999, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

     Effective January 1, 1993, company contributions are deposited in The Pep Boys Stock Fund. Participants age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution transferred into any of the funds.

     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year becomes vested if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31.

     Loan Provisions
     ---------------

     Participants may borrow 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years unless the loan is used to purchase your primary residence. In such a case, the loan term is permitted for up to a 30 year duration (effective October 1, 1998). The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Internal Revenue Service has issued a determination letter
     (March 24, 1999) indicating that the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Accordingly, the Plan's related trust is exempt from federal taxation under Section 501(a) of the Code. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company. The Plan is administered by a Plan Committee of three employees of the Company. At December 31, 2000, the members of the Plan Committee and their positions with the Company were:

         George Babich             Executive Vice President and
                                   Chief Financial Officer

         Fred Stampone             Senior Vice President & Secretary

         Bernard K. McElroy        Vice President - Finance &
                                   Treasurer

     At December 31, 2000, the Plan trustee was:

         American Express Trust Company

     Effective October 1, 1998, the trust agreement was modified to substitute the above institution as the sole trustee of the plan.

     Under the provisions of ERISA, all of the above are "parties-in-interest."


3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Each participant, through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in increments of 1%.


     STABLE VALUE FUND
     -----------------

     The AMEX Trust Stable Value Fund II is designed to provide the lowest risk of all seven investment funds. This fund's goal is to preserve principal and income while maximizing current income. To meet this goal, the fund invests primarily in stable value contracts, as well as short-term investments and the American Express Trust Stable Value Fund I (a stable value pooled fund).

     INDEX EQUITY FUND
     -----------------

     The AMEX Trust Equity Index II Fund seeks to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the IDS Small Company Index Fund or Templeton Foreign Stock Fund.

     THE PEP BOYS STOCK FUND
     -----------------------

     The Pep Boys-Manny Moe & Jack Common Stock Fund is invested primarily in the Pep Boys-Manny, Moe & Jack Common Stock. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amounts invested in this fund will depend on the price of the stock at any given time and will tend to be more volatile.

     INVESCO TOTAL RETURN FUND
     -----------------------------------------

     The Invesco Total Return Fund seeks to provide long-term growth of capital, as well as current income. To meet this objective, the fund invests in common stocks of companies generally listed on major exchanges. Although the fund manager looks for stocks that perform well over a variety of market cycles, the value of the contributions to the plan may go up or down as stock market values change.

     THE AXP BOND FUND
     -----------------

     The AXP Bond Fund invests in a diversified portfolio of high-quality corporate bonds. To increase its return, the fund may also invest in lower-quality bonds and foreign bonds. The primary goal of this fund is to earn a high level of interest income; a secondary consideration is long-term bond appreciation. This fund offers low to moderate risk and moderate returns.

     THE AXP SMALL COMPANY INDEX FUND
     --------------------------------

     The AXP Small Company Index Fund attempts to mirror the return of the Standard & Poor's Small Capitalization Stock Index (S&P SmallCap 600).
     To achieve this, the fund invests primarily in some or all of the securities that make up the S&P 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan's funds. At the same time, the potential for growth over the long term is one of the highest.

     THE TEMPLETON FOREIGN STOCK FUND
     --------------------------------

     The Templeton Foreign Stock Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States.Because this fund invests in foreign companies, it is one of the most volatile of the Plan's funds. However, it should normally have higher returns over longer periods of time.

     THE LOAN FUND
     -------------

        The Loan Fund is the cumulative balance of all employee loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

          Investments that represent 5% or more of the net assets
          available for benefits at December 31, 2000 and 1999 are as follows:
                                                        2000                     1999
                                                     ----------               ----------
          STABLE VALUE FUND:

          Group Annuity Contracts:

            New York Life Insurance Company
              #GA30139                              $         0                $2,156,986
            American Express Trust Company
              #IM18420                               26,311,659                22,957,316
                                                     ----------                ----------
                   Total Stable Value Fund          $26,311,659               $20,549,648
                                                    ===========               ===========
          INDEX EQUITY FUND                         $22,849,687               $24,528,683
                                                    ===========               ===========
          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack Common Stock          $13,330,772               $18,681,287
                                                    ===========               ===========
          INVESCO TOTAL RETURN FUND                 $ 5,727,130               $ 5,693,295
                                                    ===========               ===========
          LOANS                                     $ 7,659,950               $ 8,614,610
                                                    ===========               ===========



THE PEP BOYS SAVINGS PLAN
-------------------------
SCHEDULE H
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------------------------
                                                                                                             CURRENT
                  IDENTITY                                          DESCRIPTION                COST            VALUE
----------------------------------------------------------------------------------------------------------------------





AET Stable Capital II                                              N/A        N/A          25,944,808       26,318,683

Invesco Funds Group, Inc.                                          N/A        N/A           6,352,477        5,727,130


AET Equity Index II                                                                        19,960,843       22,849,687

THE PEP BOYS STOCK FUND - The Pep Boys -
  Manny, Moe & Jack Common Stock *                                 N/A        N/A          46,607,987       13,077,948

AET Money Market I                                                                            252,824          252,824

AXP Bond Fund Y                                                                               627,724          634,260

AXP Small Company Index Fund Y                                                              1,710,845        1,611,372

Templeton Foreign Fund (A)                                                                  1,023,484        1,016,133

Cash                                                                                           17,854           17,854

LOANS TO PARTICIPANTS                                      7.00%-10.00%   1998-2003         7,659,950        7,659,950
                                                                                          -----------      -----------
                                                                                         $110,158,796      $79,165,841
                                                                                          ===========      ===========
* Indicates party-in-interest to the plan.


THE PEP BOYS SAVINGS PLAN
-------------------------
SCHEDULE H
ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
----------------------------------------------

Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 2000


                                 Number of                              Aggregate
      Identity of Party         Transactions       Description            Change
------------------------------- ------------  ---------------------    -----------
The Pep Boys - Manny, Moe & Jack     385      Common Stock             $22,500,135

AET Money Market I                   356      Stable Value Fund         18,998,339

AMEX Stable Value Fund               190      Stable Value Fund         33,859,459

AMEX Stable Capital II Fund          255      Stable Value Fund         64,618,243

AMEX Trust Equity Index              252      Equity Index Fund         10,088,242



Individual transactions in 2000 involving the same security exceeding 5% of net assets at January 1, 2000:


      Identity of Party                   Description            Sale       Purchase
-------------------------------     ---------------------    -----------  ------------


AMEX Stable Value Fund               Stable Value Fund       $25,908,843            $0

AMEX Stable Capital II               Stable Value Fund                 0   $25,908,843

AMEX Stable Capital II               Stable Value Fund        25,908,843             0




SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE: June 28, 2001                     BY:    /s/Bernard K. McElroy
            -------------                    -----------------------------
                                                        Bernard K. McElroy
                                              Member of the Administrative
                                              Committee

EXHIBIT INDEX
=============





       Exhibit No.                      Item                            Page
       -----------                      ----                            ----





          23                  Consent of Deloitte & Touche LLP           16